Exhibit 99.13

Suite 1430, 800 West Pender Street

Vancouver, British Columbia V6C 2V6

Phone: 604-562-9664

Management Information Circular

Dated this 13th day of August 2021

20210813 New Found Gold Corp.	i

Who We Are

New Found Gold Corp. is a mineral exploration and development company that is focused on advancing its 100%-owned Queensway gold project, located 15km west of Gander, Newfoundland, Canada. The Company trades under the symbol “NFG” on the TSX Venture Exchange and “NFGFF” on the OTCQB.

Table of Contents

Who We Are	ii

Notice of Annual General and Special Meeting of Shareholders	iii

General Information	5

Voting Information	6

Business of the Meeting	9

Corporate Governance Practices	14

Compensation Discussion and Analysis	18

Audit Committee	30

Interest of Informed Persons in Material Transactions	32

Interest of Certain Persons in Matters to be Acted Upon	33

Other Matters	33

Additional Information	33

Schedule “A” – Board Mandate	34

Schedule “B” – Stock Option Plan	39

Schedule “C” – Audit Committee Mandate	49

20210813 New Found Gold Corp.	ii

Notice of Annual General and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of New Found Gold Corp. (the “Company” or “New Found”) will be held at 9:00 a.m. (Pacific Time) on Friday, September 17, 2021 at Suite 2600, 595 Burrard Street, Vancouver, British Columbia.

The purpose of the Meeting will be to:

1.	receive and consider the audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2020, with the report of the auditors therein;

2.	elect five directors and fix their terms of office;

3.	appoint Crowe MacKay LLP as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

4.	consider and, if thought fit, pass an ordinary resolution to ratify, confirm, and approve the Company’s Stock Option Plan as described in the Information Circular;

5.	consider, and if thought fit by disinterested shareholders, pass an ordinary resolution to approve a grant of 200,000 stock options to Douglas Hurst which occurred on May 17, 2021 at a time when the maximum number of shares issuable under the Stock Option Plan exceeded 10% of the number of shares issued and outstanding; and

6.	transact any other business as may properly come before the Meeting or any adjournments thereof.

You have the right to vote your shares if you were a New Found shareholder on August 13, 2021, the record date for the Meeting which was fixed by resolution of the Board of Directors of the Company.

Impact of COVID-19

The Company is carefully monitoring the public health recommendations and orders related to the COVID-19 pandemic and our first priority is the health and safety of our communities, shareholders, employees, and other stakeholders. To mitigate risk and to comply with all recommendations, orders, safety measures and protocols related to COVID-19, shareholders are encouraged to vote their proxy by mail, internet, or telephone and to listen to the live Meeting via conference call using the dial-in number below. Please see information in the Information Circular on how to vote. To be valid, your proxy must be received by Computershare, the Company’s transfer agent, no later than 9:00 a.m. (Pacific Time) on September 15, 2021, or not later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays, and holidays). The Chair of the Meeting has the discretion to accept late proxies. The Company is providing the dial-in number to the Meeting so that shareholders or proxyholders can listen to the live Meeting. Shareholders listening to the live Meeting will only be entitled to vote by proxy and will only be counted in quorum if they send their proxies to the Company, as described above. The dial-in number for the live Meeting is an accommodation for shareholders and proxyholders who wish to hear the live Meeting without attending in person because of COVID-19.

If any shareholder does wish to attend the Meeting in person, please contact Penny Johnson at penny@pjaconsulting.ca in order for New Found to determine whether arrangements can be made that comply with all recommendations, regulations, and orders related to the COVID-19 pandemic in effect at the time of the Meeting. No shareholder who is experiencing any symptoms of COVID-19, including fever, cough, or difficulty breathing will be permitted to attend the Meeting in person.

20210813 New Found Gold Corp.	iii

The Company may take additional precautionary measures in relation to the Meeting as necessary in response to further developments related to the COVID-19 pandemic and shall comply with all applicable health and safety recommendations, regulations, and orders related thereto. In the event it is not possible or advisable to hold the Meeting in person, the Company will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the Meeting entirely by electronic means.

Shareholders may use the following information to listen to the Meeting via conference call.

Dial-in Number:	+1 647-794-5613

Access Code:	922 860 763#

If you have any questions relating to the Meeting, please contact the Company by email at contact@newfoundgold.ca.

Dated at Vancouver, British Columbia this 13th day of August 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“Craig A. Roberts”

Craig A. Roberts

Chief Executive Officer and Director

20210813 New Found Gold Corp.	iv

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

General Information

Information contained in this Management Information Circular (the “Information Circular” or “Circular”) is as of August 13, 2021 (the “Record Date”) unless otherwise indicated. All dollar amounts referenced herein are in Canadian Dollars (“ CAD”), unless otherwise specified. The exchange rate as at December 31, 2020 was CAD$1.00 = US$0.7854.

This Information Circular has been approved by the board of directors of the Company (the “Board” or “Directors”).

The Company is carefully monitoring the public health recommendations and orders related to the COVID-19 pandemic and our first priority is the health and safety of our communities, shareholders, employees and other stakeholders. To mitigate risk and to comply with all recommendations, orders, safety measures and protocols related to COVID-19, shareholders are encouraged to vote their proxy by mail, internet, or telephone and to listen to the live Meeting via conference call using the dial-in number below. Please see information in the Information Circular on how to vote. To be valid, your proxy must be received by Computershare, the Company’s transfer agent, no later than 9:00 a.m. (Pacific Time) on September 15, 2021, or not later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays, and holidays). The Chair of the Meeting has the discretion to accept late proxies. The Company is providing the dial-in number to the Meeting so that shareholders or proxyholders can listen to the live Meeting. Shareholders listening to the live Meeting will only be entitled to vote by proxy and will only be counted in quorum if they send their proxies to the Company, as described above. The dial-in number for the live Meeting is an accommodation for shareholders and proxyholders who wish to hear the live Meeting without attending in person because of COVID-19. Shareholders (registered and non-registered) are reminded that there are a number of voting methods available to them in advance of the meeting which are outlined in the "Voting Information" section of this Circular. All Meeting materials and voting instructions may also be found on the Company's SEDAR profile at www.sedar.com, and on the Company's website at https://newfoundgold.ca.

If any shareholder does wish to attend the Meeting in person, please contact Penny Johnson at penny@pjaconsulting.ca in order for New Found to determine whether arrangements can be made that comply with all recommendations, regulations, and orders related to the COVID-19 pandemic in effect at the time of the Meeting. No shareholder who is experiencing any symptoms of COVID-19, including fever, cough, or difficulty breathing will be permitted to attend the Meeting in person.

The Company may take additional precautionary measures in relation to the Meeting as necessary in response to further developments related to the COVID-19 pandemic and shall comply with all applicable health and safety recommendations, regulations, and orders related thereto. In the event it is not possible or advisable to hold the Meeting in person, the Company will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the Meeting entirely by electronic means.

Shareholders may use the following information to listen to the Meeting via conference call. Callers will be asked for their name upon dialing into the conference call and to identify whether they are a shareholder:

Dial-in Number:	+1 647-794-5613
Access Code:	922 860 763#

20210813	New Found Gold Corp.	5

MANAGEMENT INFORMATION CIRCULAR

Voting Information

The Company is authorized to issue an unlimited number of common shares without par value. On the Record Date of August 13, 2021, 153,652,528 common shares were issued and outstanding, each share carrying the right to one vote. On any poll, the persons named in the form of proxy will vote the shares in respect of which they are appointed. Where instructions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will do so in accordance with such instructions.

Only shareholders of record on the close of business on the Record Date, who complete and deliver a form of proxy in the manner and subject to the provisions set out under the headings Record Date and Appointment and Revocation of Proxies will be entitled to have their shares voted at the Meeting or any adjournment thereof. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683) and internet voting can be completed at www.investorvote.com.

To the knowledge of the Directors and senior officers of the Company there are no persons or companies beneficially owning, or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company except as follows:

		Percentage of
		Outstanding
Name and Address	Number of Shares	Common Shares(1)
Palisades Goldcorp Ltd.(2)	46,566,425	30.3%
Eric Sprott(3)	30,241,200	19.7%

(1)	Based on 153,652,528 outstanding Common Shares as of August 13, 2021.

(2)	The principal securityholder of Palisades Goldcorp Ltd. is Collin Kettell.

(3)	Mr. Sprott directly holds 1,900,000 of his securities in the Company and 28,341,200 of his securities through 2176423 Ontario Inc., a wholly-owned corporation.

New Found urges shareholders to review this Information Circular prior to voting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting (and at any adjournment thereof) to be held on Friday, September 17, 2021 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation. It is expected that the solicitation will be made by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile, and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Company.

Record Date

The Company has set the close of business on August 13, 2021 as the Record Date for determining which shareholders shall be entitled to receive notice of the Meeting and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of the Meeting and to vote at the Meeting.

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MANAGEMENT INFORMATION CIRCULAR

Appointment and Revocation of Proxies

The persons named in the form of proxy are designated as proxy holders by management of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the time of the Meeting unless the person who is the chair of the Meeting (the “Chair”) elects to exercise his or her discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683) and internet voting can be completed at www.investorvote.com.

Provisions Relating to Voting of Proxies

The shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If there are no instructions provided by the shareholder, those shares will be voted in favour of all proposals set out in this Circular. The form of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Revocation of Proxies

Any registered shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at (i) the registered office of the Company, Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the Chair of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

Advice to Beneficial Shareholders of Common Shares

A substantial number of shareholders do not hold common shares in their own names (“Beneficial Shareholders”). You are a Beneficial shareholder if the shares you own are registered in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee, or other nominee and not in your name. Only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. In Canada, the vast majority of such common shares are registered in the name of the shareholder’s broker or an agent of that broker like CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

20210813	New Found Gold Corp.	7

MANAGEMENT INFORMATION CIRCULAR

There are two kinds of Beneficial Shareholders, (i) those who object to their names being made known to the Company, referred to as objecting beneficial owners (“OBOs”), and (ii) those who do not object to the Company knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The Company has distributed copies of the Notice of Meeting and the form of proxy to the clearing agencies and intermediaries for distribution to OBOs and NOBOs.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders to ensure that their common shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of the Beneficial Shareholder’s broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxy holder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

If the Company or its agent has sent these materials directly to you, your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send the Notice of Meeting, and if applicable, the Meeting Materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for delivering materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Company intends to pay for intermediaries to forward the proxy-related materials and the request for voting instructions made by intermediary to OBOs.

Voting of Shares and Exercise of Discretion of Proxies

On any poll, the persons named in the form of proxy provided to registered shareholders will vote the shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the date of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

20210813	New Found Gold Corp.	8

MANAGEMENT INFORMATION CIRCULAR

Business of the Meeting

1.           Financial Statements

The audited annual consolidated financial statements of the Company for the year ended December 31, 2020 and the report of the auditors thereon will be placed before the shareholders at the Meeting.

The audited annual consolidated financial statements and management’s discussion and analysis of the Company for the year ended December 31, 2020 are available upon request from the Company or they can be found on SEDAR at www.sedar.com or on the Company’s website at www.newfoundgold.ca.

2.           Election of Directors

The Board has set the number of directors at five. All of the five nominated Directors have confirmed their willingness to serve on New Found’s Board. The term of office of each of the present Directors expires at the Meeting. The nominees proposed for election as directors were recommended to the Board by the Nominating and Corporate Governance Committee of the Board (“NCG Committee”).

Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise instructed, the persons named in the form of proxy intend to vote for the election of each of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of incorporation of the Company or with the provisions of the British Columbia Business Corporations Act.

Director nominees are:

Douglas John Hurst	Collin Kettell
Craig A. Roberts	Denis Laviolette
Quinton Hennigh

Each of the nominees is well qualified and demonstrates the competencies, character, and commitment that is complementary to New Found’s needs and culture and has expressed his willingness to serve on the Board. Further information on each of the nominees can be found under the heading Director Profiles starting on page 7.

The Board recommends that the shareholders vote FOR each of the above nominees proposed for election as directors, as disclosed in this Circular. Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR each of the nominees proposed for election as directors, as disclosed in this Circular.

3.           Appointment of Auditors

Crowe MacKay LLP has been New Found’s independent auditor since October 2020. Upon the recommendation of the Audit Committee, shareholders will be asked to approve the re-appointment of Crowe MacKay LLP as auditor and also to authorize the Board to set the auditor’s remuneration. Crowe MacKay LLP conducts the annual audit of New Found’s financial statements and provides audit-related, tax, and other services, and reports to the Audit Committee of the Board.

The Board recommends that shareholders vote FOR the appointment of Crowe MacKay LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular. Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the appointment of Crowe MacKay LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular.

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MANAGEMENT INFORMATION CIRCULAR

4.           Ratification, Confirmation, and Approval of the Stock Option Plan

The Company’s stock option plan (the “Stock Option Plan”) is a key component of the Company’s compensation program and is used to attract, motivate, and retain high calibre employees. Please see the description of the Stock Option Plan under the headings Equity Compensation Plan Information in this Information Circular for a more detailed description of the Stock Option Plan.

Resolution to Ratify, Confirm, and Approve the Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to ratify, confirm and approve the Stock Option Plan, as disclosed in this Circular, substantially in the following form:

"WHEREAS:

A.	the Company has a Stock Option Plan for Directors, Employees, and Consultants which reserves for the grant of options under the Stock Option Plan up to a maximum of 10% of the issued shares of the Company from time to time;

B.	the shareholders of the Company last approved the Stock Option Plan, by a majority of votes cast, at the Company’s Annual General Meeting held on June 17, 2020; and

C.	rules of the TSX Venture Exchange provide that the Company’s Stock Option Plan must be approved by the shareholders of the Company annually.

BE IT RESOLVED THAT the continuation of the Stock Option Plan as disclosed in this Circular, be and is hereby ratified, confirmed, and approved."

If continuation of the Stock Option Plan is not approved at the Meeting, the Company will not be permitted to grant further options until shareholder approval is obtained. However, all options previously granted and unexercised will continue unaffected.

The Board recommends that shareholders vote FOR the resolution to ratify, confirm, and approve the continuation of the Stock Option Plan. Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the approval of the resolution to ratify, confirm, and approve the continuation of the Stock Option Plan.

5.           Consideration of Stock Option Grant

On May 17, 2021 the Company granted stock options to Douglas Hurst, a Director of the Company, at a time when the maximum number of shares issuable under the Stock Option Plan exceeded 10% of the number of shares issued and outstanding. Upon the recommendation of the Compensation Committee, disinterested shareholders will be asked to pass an ordinary resolution to approve a grant of 200,000 stock options to Douglas Hurst which occurred on May 17, 2021.

Grant Resolution

Pursuant to the rules of the TSX Venture Exchange, the approval of the grant of 200,000 stock options to Douglas Hurst, as described above, requires disinterested shareholder approval. Disinterested shareholder approval is the approval by a majority of the votes cast on the ordinary resolution by all shareholders at the Meeting, excluding the votes attached to Common Shares beneficially owned by insiders (as defined under the rules of the TSX Venture Exchange) of the Company and their associates (as defined under the rules of the TSX Venture Exchange) who hold grants subject to the Stock Option Plan.

Based on the present shareholdings of the insiders and their associates, we anticipate that a total of up to 93,023 Common Shares will be excluded from voting on the Grant Resolution (as defined below), representing approximately 0.061% of the issued and outstanding Common Shares as of August 13, 2021. Accordingly, at the Meeting, the Company’s disinterested shareholders will be asked to consider, and if thought fit, to pass with or without amendment, an ordinary resolution as follows (the “Grant Resolution”):

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MANAGEMENT INFORMATION CIRCULAR

"BE IT RESOLVED AS AN ORDINARY RESOLUTION, with votes of insiders and their associates excluded therefrom, THAT:

A.	The grant of 200,000 stock options of New Found Gold Corp. (the “Company”) to Douglas Hurst which occurred on May 17, 2021, exercisable for an aggregate of up to 200,000 Common Shares of the Company, with price for options at $8.62 and with expiry date fuve years from the date of grant, as described in this Information Circular, be and is hereby ratified, confirmed and approved; and

B.	Any one director or officer of the Company is authorized and directed on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions”

If the Grant Resolution is not approved by disinterested shareholders at the Meeting, the grants of 200,000 stock options to Douglas Hurst will automatically be cancelled on the one-year anniversary of their grant date, unless approved by shareholders prior to such time.

The Board recommends that disinterested shareholders vote FOR the resolution to approve a grant of 200,000 stock options to Douglas Hurst which occurred on May 17, 2021. Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the approval of the resolution to approve a grant of 200,000 stock options to Douglas Hurst which occurred on May 17, 2021.

6.           Other Business

At the date of this Information Circular, management of the Company is not aware of any other matters to be presented for action at the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

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MANAGEMENT INFORMATION CIRCULAR

Director Profiles

The following profiles provide information about the nominees including their background, occupation, meeting attendance, and other public company boards on which they serve. All information is as of August 13, 2021, unless otherwise indicated, and has been furnished by the respective nominees and from information available on SEDI at www.sedi.com.

QUINTON HENNIGH Colorado, United States Independent Director since June 2020 Other Public Company Directorships: Irving Resources Inc., Kuya Silver	President and Chairman, Novo Resources Corp., since 2009; Director, New Found, since 2020; Director, Irving Resources Inc., since 2015; Director, Kuya Silver Corporation (formerly Miramont Resources Corp.), since 2017; Director, Precipitate Gold Corp since 2010; Director, Condor Resources Inc., since 2020; Director, Tristar Gold Inc., since 2015.
Corporation, Precipitate Gold Corp, Condor	Meetings Attended in 2020
Resources Inc., Tristar Gold Inc.	Board(1)	3 of 3	100%
New Found Common Shares held: 115,300	Committee Meetings Attended
	Audit Committee	1 of 1	100%

(1) Quinton Hennigh was appointed Director June 23, 2021 and attended 100% of the Board Meetings after that date.

DOUGLAS JOHN HURST British Columbia, Canada Independent Director since May 2021 Other Public Company Directorships:	Director, New Found, since May 2021; Chairman, Northern Vertex Mining Corp. since February 2021; Director, Calibre Mining Corp., since 2017; Director, Newcore Gold Ltd., since 2017; former Director, Northern Empire Resources Corp., 2015-2018; former Director, Kirkland Lake Gold Ltd.,
Calibre Mining Corp., Newcore Gold Ltd	Meetings Attended in 2020(1)
New Found Common Shares held: 93,023	Board	N/A	N/A
Committee Meetings Attended
	Compensation Committee	N/A	N/A

(1) No Board meetings were held in 2021 after Douglas Hurst was appointed as Director.

COLLIN KETTELL Puerto Rico, United States Executive Director since January 2016 Other Public Company Directorships:	Executive Chairman (since March 2020), and former CEO (2016-2020) of New Found Gold; CEO of Nevada King Gold Corp. (formerly Victory Metals Ltd.), since January 2019; Executive Chairman, Palisades Goldcorp Ltd., since August 2019; former CEO, Palisade Global Investments Ltd.
Nevada King Gold	Meetings Attended in 2020
New Found Common Shares held:	Board	6 of 6	100%
5,155,000	Committee Meetings Attended
	Compensation Committee	1 of 1	100%

DENIS LAVIOLETTE Ontario, Canada Independent Director since January 2016 Other Public Company Directorships:	Director, New Found, since May 2021; Chairman, Northern Vertex Mining Corp. since February 2021; Director, Calibre Mining Corp., since 2017; Director, Newcore Gold Ltd., since 2017; former Director, Northern Empire Resources Corp., 2015-2018; former Director, Kirkland Lake Gold Ltd.,
Goldspot Discoveries Corp., Xtra-Gold Resources Corp.	Meetings Attended in 2020
New Found Common Shares held:	Board	6 of 6	100%
2,625,000	Committee Meetings Attended
	Compensation Committee	1 of 1	100%

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MANAGEMENT INFORMATION CIRCULAR

CRAIG A. ROBERTS British Columbia, Canada Executive Director since December 2019 Other Public Company Directorships:	CEO and Director, New Found Gold, since March 2020 and December 2019, respectively; Chairman and Director (formerly CEO), Ethos Gold Corp., since 2018; Director, Nevada King Gold Corp. (formerly Victory Metals Ltd.); Director, K2 Gold Corporation, since 2016; Director, Global Battery Metals Ltd., since 2016.
Ethos Gold Corp., Global Battery Metals,	Meetings Attended in 2020
Nevada King Gold, and K2 Gold	Board	6 of 6	100%
New Found Common Shares held:	Committee Meetings Attended
2,200,000	Compensation Committee	1 of 1	100%

To the knowledge of the Company, none of the Company’s directors or executive officers is, as of the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company (a) is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Committees of the Board of Directors

As at the date of this Information Circular, there are three committees of the Board (the “Committees”) set out below.

The following table sets out the members of such Committees as at the date of this Information Circular. After the Meeting, the Board shall reconstitute the composition of the Committees.

Name of Committee	Members of Committee
Audit Committee	Douglas Hurst (Chair)
Dr. Quinton Hennigh
Denis Laviolette
Compensation Committee	Collin Kettell (Chair)
Douglas Hurst
Craig Roberts
Nominating and Corporate Governance (“NCG”) Committee	Craig Roberts (Chair)
Collin Kettell
Douglas Hurst

Corporate Governance Practices

In consultation with the Board, the NCG Committee establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short -term needs and long-term succession plans. In addition, the NCG Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company. The Company’s corporate governance policies and mandates may be viewed on the Company’s website at: https://newfoundgold.ca.

Board of Directors

Independence

On an annual basis, the NCG Committee assists the Board in assessing each Director’s independence and reviews the relationship each Director has with the Company to determine whether their independence is maintained. When a Director has no direct or indirect material relationship with the Company which could interfere with the Director’s independent judgment, that Director is considered independent. The Board has determined that a majority of the Directors nominated are independent.

Meetings of Independent Directors

The Canadian Securities Administrator’s corporate governance guidance suggests that independent Directors hold regularly scheduled meetings at which non-independent Directors and members of Management are not in attendance. The Directors endeavour to meet in camera without members of management and executive directors at the end of each Board or Committee meeting.

The Audit Committee consists of two independent Directors and meets quarterly. A Compensation Committee, and a NCG Committee, consisting of at least one independent Director, were established in 2020.

Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

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Role of Chair and Lead Director

The Chair, with the assistance of the Lead Director (if one is appointed from time to time), is responsible for the management, development, and effective performance of the Board and leads the Board to ensure that it fulfills its duties to be effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

Board Mandate

The full text of the Board Mandate is attached as Schedule “A”.

Position Descriptions

The Board has adopted written position descriptions for its Chair, the Lead Director (if applicable), and the Chair of each of the Committees. The position descriptions are in line with each of the Committee mandates, which are also reviewed and updated from time to time by its members. The Compensation Committee and the CEO have developed a position description for the CEO which has been approved by the Board. The Compensation Committee annually reviews and monitors the achievement of corporate objectives that the CEO is responsible to meet.

Orientation and Continuing Education

Each new director participates in the Company’s initial orientation program and each director participates in the Company’s continuing director development programs.

Ethical Business Conduct

A Code of Business Conduct and Ethics (“Code”) has been adopted by the Board of Directors to summarize the standards of business conduct that guides the Company’s actions. This Code applies to all directors, officers, employees, and consultants of the Company and its subsidiaries. The Company has issued this Code to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	avoidance of conflicts of interest with the interests of the Company, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	confidentiality of corporate information;

•	protection and proper use of corporate assets and opportunities;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of any violations of this Code to an appropriate person or person identified in the Code; and

•	accountability for adherence to the Code.

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Board Assessment and Renewal, and Nomination of Directors

The Board undertakes a robust annual assessment process that includes:

•	Director reviews conducted through one-on-one conversations between the Chair of the Board and the Chair of the NCG Committee;

•	an informal discussion by the Chair with Directors on a selective basis, as required, to fully understand any concerns raised or recommendations advanced by such Director, and the preparation by the Chair of the NCG Committee of a report to, and discussion among, the full Board which includes matters concerning the size of the Board and each Committee of the Board, and whether changes in size, personnel, or responsibilities are warranted;

•	a review and discussion of various emerging corporate governance issues and best practices, including those related to Board composition, Director term limits, “overboarding”, and diversity (Board and executive officers); and

•	the Board and each Committee of the Board complete an annual review and assessment of its respective mandate or charter to determine if changes are warranted.

The Company does not currently have any term limits, retirement policies, or similar mechanisms in place for the renewal or replacement of its Directors.

In considering and identifying new Directors for nomination, the NCG Committee will hold a series of meetings to identify the particular skills and qualifications needed of new recruits, having regard to the Company's business and objectives, as well as the then-existing composition of the Board. Once a list of key attributes, skills, and competencies for a potential new Director is identified, the NCG Committee then creates a list of possible candidates for consideration and evaluation, which are then presented to the full Board for further discussion and evaluation. If, and as needed, the NCG Committee may engage internal or external consultants to assist in identifying, evaluating, and/or selecting appropriate Board candidates, including to ensure a diversity of potential candidates are identified. Only after rigorous discussion by the NCG Committee and the Board is a short-list of potential Board candidates created, following which the Board works together with the NCG Committee to develop the best plan to recruit the preferred candidate(s).

In addition, the Board satisfies itself that the Board, its committees, and the individual directors are performing effectively by conducting informal assessments from time to time (including by the Chair of the Board and/or the NCG Committee).

Board Leadership and Diversity

The Company is committed to workplace diversity and fostering a culture of inclusion across all aspects of the Company, its operations, and offices. The Board’s objective is to select the most qualified and highest functioning Directors from diverse backgrounds. Board nominees will be chosen based on the abilities, skills, and experience required from time to time, while recognizing that a more diverse Board can result in a more effective Board. The NCG Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition.

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The Company understands the benefits of a diversified work force, including promoting the level of female representation and other types of diversity, and diversity is one of many factors that are used in consideration for hires and promotions. In identifying and considering potential candidates for executive appointments, the Board also considers factors such as years of service, regional background, merit, experience, and qualification. In addition, the relative diversity of the Company's executive team is also driven by other factors, many of which are outside of the control of the Company, including the level of staff turnover, the candidates that are available with the necessary skills and experiences required to satisfy the Company’s needs, and requirements for the position when hiring and promotion opportunities arise, and various other factors. The Board does not set specific gender representation targets when identifying potential candidates to executive officer positions, but does consider diversity, and where possible, seeks to ensure a representative list of women is included among the group of prospective candidates for executive positions.

As at August 13, 2021, none of our Directors or executive officers are women.

Compensation Assessments

The Board determines Director and senior officer compensation by the recommendation of the Compensation Committee. With consultation from the CEO, the Committee is responsible for:

•	reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and the other executive officers in light of those goals and objectives and approving their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation; and

•	reviewing the compensation of directors for service on the Board and its committees and recommending to the Board the annual Board member compensation package, including retainer, committee member and chair retainers, Board and committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

While the Board is ultimately responsible for determining all forms of compensation to be awarded to the CEO, other executive officers and directors, the Compensation Committee will when appropriate review the Company’s compensation philosophy, policies, plans and guidelines and recommend any changes to the Board.

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Compensation Discussion and Analysis

The following information of the Company is provided in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers (“Form 51-102F6V”). Information contained in this Statement of Executive Compensation is as of December 31, 2020, unless otherwise indicated and all dollar amounts referenced herein are in Canadian Dollars, unless otherwise specified.

Director and NEO Compensation

The named executive officers (NEOs) of the Company for the financial year ended December 31, 2020 were Collin Kettell, Executive Chairman; Craig A. Roberts, Chief Executive Officer; Denis Laviolette, President; Michael Kanevsky, Chief Financial Officer; Greg Matheson, Chief Operating Officer; John Anderson, Director; and Quinton Hennigh, Director.

Particulars of compensation, excluding compensation securities, for each NEO and Director in the two most recently completed financial years is set out in the table below:

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES
		Salary,
		consulting
		fee, retainer		Committee		Value of all
		or commission	Bonus	or meeting fees	Value of perquisites	other compensation	Total compensation
Name and position	Year	($)	($)	($)	($)	($)	($)
Collin Kettell(1)	2020	269,070	75,000	Nil	Nil	Nil	344,070
Executive Chairman and Director	2019	9,967	152,432	N/A	N/A	Nil	162,399
Craig A. Roberts(2)	2020	250,000	325,000	Nil	Nil	Nil	575,000
CEO and Director	2019	N/A	N/A	N/A	N/A	Nil	N/A
Denis Laviolette(3)	2020	195,000	75,000	Nil	Nil	Nil	270,000
President and Director	2019	290,000	N/A	N/A	N/A	Nil	290,000
Michael Kanevsky(4)	2020	72,900	Nil	Nil	Nil	Nil	72,900
CFO	2019	94,500	N/A	N/A	N/A	Nil	94,500
Greg Matheson(5)	2020	157,083	33,000	Nil	Nil	Nil	190,083
COO	2019	130,000	N/A	N/A	N/A	Nil	130,000
John Anderson(6)	2020	10,000	Nil	Nil	Nil	Nil	10,000
Director	2019	N/A	N/A	N/A	N/A	Nil	N/A
Quinton Hennigh(7)	2020	10,000	Nil	Nil	Nil	Nil	10,000
Director	2019	N/A	N/A	N/A	N/A	Nil	N/A

(1)	Collin Kettell was appointed as Director and Executive Chairman on January 21, 2016.

(2)	Craig A. Roberts was appointed as Director on December 17, 2019 and was appointed CEO on March 6, 2020 and received no compensation for his role as Director.

(3)	Denis Laviolette was appointed as Director and President on January 21, 2016.

(4)	Michael Kanevsky was appointed as CFO on February 1, 2019.

(5)	Greg Matheson was appointed as COO on April 1, 2019.

(6)	John Anderson was appointed as Director on April 20, 2018 and ceased to be a Director on May 10, 2021.

(7)	Quinton Hennigh was appointed as Director on June 23, 2020.

For 2020, annual compensation for Directors who are not NEOs was a $24,000 cash retainer.

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Stock Options and Other Compensation Securities

Compensation securities granted or issued to each NEO and Director in 2020 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries is set out in the table below:

COMPENSATION SECURITIES
		Number of			Closing
		compensation			price of	Closing
		securities,			security or	price of
		number of			underlying	security or
		underlying			security on	underlying
	Type of	securities, and	Date of	Exercise	date of	security at
Name and Position	compensation security(1)	percentage of class	issue or grant	price ($)	grant ($)(2)	year end ($)	Expiry date
Collin Kettell(4) Executive Chairman and Director	Stock option	100,000 (0.71%)	2020-04-15	1.00	N/A	4.07	2025-04-15
		(underlying
		common shares:
		100,000, 0.07%)
	Stock option	1,395,000 (9.84)	2020-05-23	1.075	N/A	4.07	2025-05-23
		(underlying
		common shares:
		1,395,000, 0.94%)
	Stock option	1,735,000	2020-08-11	1.40	1.40	4.07	2025-08-11
		(12.23%)
		(underlying
		common shares:
		1,735,000, 1.17%)
	Stock option	4,280,000	2020-12-31	4.10	4.07	4.07	2025-12-31
		(30.18%)
		(underlying
		common shares:
		4,280,000, 2.88%)
	Stock option	1,800,000	2020-04-15	1.00	N/A	4.07	2025-04-15
		(12.69%)
		(underlying
		common shares:
		1,800,000, 1.21%)
	Stock option	125,000 (0.88%)	2020-05-23	1.075	N/A	4.07	2025-05-23
		(underlying
Craig A. Roberts(5) CEO and Director		common shares:
		125,000, 0.08%)
	Stock option	1,250,000	2020-08-11	1.40	1.40	4.07	2025-08-11
		(8.81%)

		(underlying
		common shares:
		1,250,000, 0.84%)
	Stock option	700,000 (4.94%)	2020-12-31	4.10	4.07	4.07	2025-12-31
		(underlying
		common shares:
		700,000, 0.47%)

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COMPENSATION SECURITIES
		Number of			Closing
		compensation			price of	Closing
		securities,			security or	price of
		number of			underlying	security or
		underlying			security on	underlying
	Type of	securities, and	Date of	Exercise	date of	security at
Name and	compensation	percentage of	issue or	price	grant	year end	Expiry
Position	security(1)	class	grant	($)	($)(2)	($)	date
	Stock option	100,000 (0.71%)	2020-04-15	1.00	N/A	4.07	2025-04-15
		(underlying
		common shares:
		100,000, 0.07%)
	Stock option	50,000 (0.35%)	2020-05-23	1.075	N/A	4.07	2025-05-23
		(underlying
Denis		common shares:
Laviolette(6)		50,000, 0.03%)
President and	Stock option	1,000,000	2020-08-11	1.40	1.40	4.07	2025-08-11
Director		(7.05%)

		(underlying

		common shares:
	Stock option	1,000,000, 0.67%)	2020-12-31	4.10	4.07	4.07	2025-12-31
		50,000 (0.35%)
		(underlying
		common shares:
		50,000, 0.03%)
	Stock option	25,000 (0.18%)	2020-05-23	1.075	N/A	4.07	2025-05-23
		(underlying
		common shares:
		25,000, 0.02%)
Greg Matheson(7) COO	Stock option	125,000 (0.88%)	2020-08-11	1.40	1.40	4.07	2025-08-11
		(underlying
		common shares:
		125,000, 0.08%)

	Stock option	50,000 (0.35%)	2020-12-31	4.10	4.07	4.07	2025-12-31
		(underlying

		common shares:
		50,000, 0.03%)
	Stock option	50,000 (0.35%)	2020-04-15	1.00	N/A	4.07	2025-04-15
		(underlying
		common shares:
		50,000, 0.03%)
John Anderson(3)(8) Director	Stock option	25,000 (0.18%)	2020-05-23	1.075	N/A	4.07	2025-05-23
		(underlying
		common shares:
		25,000, 0.02%)

	Stock option	50,000 (0.35%)	2020-08-11	1.40	1.40	4.07	2025-08-11
		(underlying

		common shares:
		50,000, 0.03%)
	Stock option	50,000 (0.35%)	2020-12-31	4.10	4.07	4.07	2025-12-31
		(underlying
		common shares:
		50,000, 0.03%)

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COMPENSATION SECURITIES
		Number of			Closing
		compensation			price of	Closing
		securities,			security or	price of
		number of			underlying	security or
		underlying			security on	underlying
	Type of	securities, and	Date of	Exercise	date of	security at
Name and Position	compensation security(1)	percentage of class	issue or grant	price ($)	grant ($)(2)	year end ($)	Expiry date
Quinton Hennigh(9) Director	Stock option	200,000 (1.41%)	2020-08-11	1.40	1.40	4.07	2025-08-11
(underlying
common shares:
200,000, 0.13%)

	Stock option	150,000 (1.06%)	2020-12-31	4.10	4.07	4.07	2025-12-31

(underlying
common shares:
150,000, 0.10%)

(1)	Stock options vest 100% upon date of grant and may be exercised according to the Stock Option Plan. No compensation securities were repriced, cancelled, replaced, or otherwise materially modified in the most recently completed financial year.

(2)	The Company began trading on the TSX Venture Exchange on August 11, 2020.

(3)	John Anderson ceased to be a director on May 10, 2021.

(4)	Collin Kettell held 5,530,000 compensation securities as of December 31, 2020.

(5)	Craig Roberts held 3,975,000 compensation securities as of December 31, 2020.

(6)	Denis Laviolette held 3,011,000 compensation securities as of December 31, 2020.

(7)	Greg Matheson held 635,000 compensation securities as of December 31, 2020.

(8)	John Anderson held 625,000 compensation securities as of December 31, 2020.

(9)	Quinton Hennigh 650,000 compensation securities as of December 31, 2020.

Compensation securities exercised in 2020 by the NEOs and Directors:

EXERCISE OF COMPENSATION SECURITIES BY DIRECTORS AND NEOs
						Difference
						between
					Closing	price and
			Exercise		price per	closing	Total
		Number of	price		security	price on	value on
	Type of	underlying	per		on date of	date of	exercise
Name and Position	compensation security	securities exercised	security ($)	Date of exercise	exercise $(1)	exercise $(1)	date ($)
Collin Kettell,	Stock option	200,000	0.50	2020-04-29	N/A	N/A	N/A
	Stock option	1,050,000	0.50	2020-12-31	4.07	3.57	3,748,500
Executive
	Stock option	100,000	1.00	2020-12-31	4.07	3.07	307,000
Chairman and
	Stock option	1,395,000	1.075	2020-12-31	4.07	2.995	4,178,025
Director
	Stock option	1,735,000	1.40	2020-12-31	4.07	2.67	4,632,450

Craig A.	Stock option	800,000	0.50	2020-04-13	N/A	N/A	N/A
Roberts	Stock option	700,000	1.00	2020-12-23	4.28	3.28	2,296,000
CEO and
Director

(1) The Company began trading on the TSX Venture Exchange on August 11, 2020.

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Stock Option Plans and Other Incentive Plans

Stock Option Plan

On June 17, 2020, the Company shareholders approved the Stock Option Plan. The purpose of the Stock Option Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees, and consultants, to reward those individuals from time to time for their contributions toward the long-term goals of the Company and to enable and encourage those individuals to acquire common shares as long-term investments. The Company is required to obtain shareholder approval of the Stock Option Plan on a yearly basis in accordance with the policies of the TSXV. The general terms and conditions of the Stock Option Plan are reflected in the disclosure below.

Administration	The Stock Option Plan is administered by the Board, or such director or other senior officer or employee of the Company as may be designated as administrator by the Board. The Board or such committee may make, amend and repeal at any time, and from time to time, such regulations not inconsistent with the Stock Option Plan.

Number of Shares	The maximum number of common shares issuable under the Stock Option Plan shall not exceed 10% of the number of common shares issued and outstanding as of each the date on which the Board grants the option (the “Award Date”). The number of common shares underlying Options that have been cancelled, that have expired without being exercised in full, and that have been issued upon exercise of options shall not reduce the number of common shares issuable under the Stock Option Plan and shall again be available for issuance thereunder.

Securities	Each option entitles the holder thereof (an “Option Holder”) to purchase one common share at an exercise price determined by the Board.

Participation	Any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine.

Exercise Price	The exercise price of an option will be determined by the Board in its sole discretion, provided that the exercise price will not be less than the Discounted Market Price (as defined in the policies of the TSXV) (or, if the common shares are not listed for trading on the TSXV, then the permittable discounted market price on such exchange or quotation system on which the common shares are then listed or quoted for trading) or such other price as may be required or permitted by the TSXV from time to time.

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded in the applicable written agreement between the Company and an Option Holder giving effect to an award of Options.

Exercise Period	The exercise period of an option will be the period from and including the Award Date through to and including the expiry date that will be determined by the Board at the time of grant (the “Expiry Date”), provided that the Expiry Date of an Option will be no later than the tenth anniversary of the Award Date of the Option, provided that such date does not fall within a Blackout Period (as defined in the Stock Option Plan).

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Cessation of Employment	Subject to certain limitations, in the event that an Option Holder ceases employment with the Company, other than by reason of death, the Expiry Date of the option will be 90 days after the date which the Option Holder ceases employment (the “Termination Date”), unless the Option Holder is terminated for cause, in which case the Expiry Date will be the Termination Date.

In the event that an Option Holder should die while he or she is still director, senior officer, management company, employee or consultant of the Company, the Expiry Date will be 12 months from the date of death of the Option Holder.

Subject to certain limitations, any unvested option which vests on or after the Termination Date (or date of death, if applicable) but prior to the Expiry Date, will be exercisable by the Option Holder until the Expiry Date. Any unvested Option held by an Option Holder who ceases employment as a result of termination for cause, will not vest and will terminate as of the Termination Date.

In the event that the Option Holder holds his or her Option as an employee or consultant retained by the Company to provide Investor Relations Activities (as defined in the TSXV’s Corporate Finance Manual), and ceases to be an employee or consultant of the Company other than by reason of death, the Expiry Date will be the date such Option Holder ceases to be an employee or consultant of the Company.

Acceleration Events	If the Company seeks shareholder approval for a transaction which would constitute an Acceleration Event (as defined in the Stock Option Plan) or third party makes a bona fide formal offer to the Company or its shareholders which would constitute an Acceleration Event, the Board may (i) permit the Option Holders to exercise their options, as to all or any of such options that have not previously been exercised (regardless of any vesting restrictions), but in no event later than the Expiry Date of the option, so that the Option Holders may participate in such transaction; and (ii) require the acceleration of the time for the exercise of the Options and of the time for the fulfilment of any conditions or restrictions on such exercise.

Notwithstanding any other provision of the Stock Option Plan or the terms of any option, if at any time when options remains unexercised and the Company completes any transaction which constitutes an Acceleration Event, all outstanding unvested options will automatically vest.

Any proposed acceleration of vesting provisions is subject to the policies and necessary approvals of the TSXV, if applicable.

Acceleration Events	The maximum number of common shares which may be issuable, at any time, to Insiders (as defined in the Stock Option Plan) under the Stock Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of common shares issued and outstanding. The maximum number of common shares which may be issued, within any one-year period, to Insiders under the Stock Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of common shares issued and outstanding. The total number of options awarded to any one individual in any twelve-month period will not exceed 5% of the issued and outstanding common shares of the Company at the Award Date unless the Company has obtained disinterested shareholder approval as required by the TSXV.

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The total number of options awarded to any one consultant of the Company in any twelve-month period will not exceed 2% of the issued and outstanding common shares of the Company at the Award Date unless consent is obtained from the TSXV.

The total number of options awarded to all persons retained by the Company to provide Investor Relations Activities will not exceed 2% of the issued and outstanding common shares of the company, in any twelvemonth period, calculated at the Award Date unless consent is obtained from the TSXV. Options granted to persons retained to provide Investor Relations Activities will vest in stages over not less than twelve months with no more than one quarter of the options vesting in any three-month period.

Amendments	Subject to certain exceptions and any applicable regulatory approval, the Board may amend the Stock Option Plan and the terms and conditions of any option previously awarded or thereafter to be awarded for the purpose of complying with any changes in any relevant law, TSXV policy, rule or regulation applicable to the Stock Option Plan, any option or the common shares, or for any other purpose which the Board may deem desirable or necessary and may be permitted by all relevant laws, rules and regulations, provided that any such amendment will not materially impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

The Board may only amend the provisions of the Stock Option Plan relating to the following if the Board obtains the approval of the shareholders of the Company: (i) persons eligible to be granted options under the Stock Option Plan; (ii) the maximum number or percentage of common shares reserved for issuance upon exercise of options available under the Stock Option Plan; (iii) the limitations on grants of options to any one person, Insiders, consultants, or persons involved in Investor Relations Activities; (iv) the method for determining the exercise price for Options; (v) the maximum term of Options; (vi) the expiry and termination provisions applicable to Options; or (vii) amendments to the amendment provisions of the Stock Option Plan.

Disinterested shareholders of the Company must approve any amendment to options held by an Insider at the time of the amendment that would have the effect of decreasing the exercise price of such Options.

Termination	The Board may terminate the Stock Option Plan any time provided that such termination shall not alter the terms or conditions of any option or impair any right of any Option Holder pursuant to any option awarded prior to the date of such termination and notwithstanding such termination, the Company, such options and such Option Holders shall continue to be governed by the provisions of the Stock Option Plan.

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Further particulars of the Stock Option Plan are contained under the headings Ratification, Confirmation, and Approval of Stock Option Plan and Equity Compensation Plan Information, and the entire Stock Option Plan is included as Schedule “B”.

Employment, Consulting, and Management Agreements

As of the date of this Circular, other than as described below, we do not have any contract, agreement, plan or arrangement that provides for payments to the Named Executive Officers at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a director or Named Executive Officer's responsibilities.

For the purposes of this section “Change of Control” means change in control of the Company, which includes the acquisition by a person of 50% or more of the voting securities of the Company, the removal of 50% or more of the incumbent members of the Board, or a transaction the result of which is that the current voting shareholders of the Company own less than 50% of the voting shares of the resulting or successor corporation, or the sale of all or substantially all of the Company’s assets.

The material terms of the 2020 NEO employment agreements were as follows:

Argentum Management Services Agreement

Collin Kettell, Executive Chairman and Director, provides management services to the Company through Argentum Capital Corp. (“Argentum”) . The Company entered into a management services agreement with Argentum dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Argentum to the Company (the “Argentum Agreement”). Pursuant to the terms and conditions of the Argentum Agreement, Argentum provides certain management consulting services to the Company and its subsidiaries as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company and other mutually agreed services. Argentum is paid a base fee rate of $25,000 per month (the “Argentum Base Fee”), subject to annual review by the Board. Argentum is also eligible for an incentive fee and the grant of Options pursuant to the Stock Option agreement as determined by the Board at its discretion.

Under the terms of the Argentum Agreement, at any time within 60 days following a Change of Control, Argentum or the Company may elect to terminate the Argentum Agreement. Upon such termination, the Company is obliged to compensate Argentum (i) a termination fee equal to 24 months of the Argentum Base Fee, (ii) an amount equal to any incentive fee paid to Argentum within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Argentum under the Argentum Agreement. The estimated incremental payments to Argentum that would result from a Change of Control occurring as at December 31, 2020 would be $600,000.

Flotsam Management Services Agreement

Craig Roberts, Chief Executive Officer, provides management services to the Company through Flotsam Cove Holdings Ltd. (“Flotsam”). The Company entered into a management services agreement with Flotsam dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Flotsam to the Company (the “Flotsam Agreement”). Pursuant to the terms and conditions of the Flotsam Agreement, Flotsam provides certain management consulting services to the Company and its subsidiaries as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company and other mutually agreed services.

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Flotsam is paid a base fee rate of $25,000 per month (the “Flotsam Base Fee”), subject to annual review by the Board. Pursuant to the Flotsam Agreement, Flotsam received a bonus of $250,000 on March 30, 2020 and then paid $400,000 to exercise 800,000 Options at an exercise price of $0.50 to purchase 800,000 common shares. On April 15, 2020, the Company then granted Mr. Roberts an additional 800,000 Options at an exercise price of $1.00 per share. Flotsam is also eligible for an incentive fee at the Board’s discretion. Under the terms of the Flotsam Agreement, upon closing of the Novo Transaction, Mr. Roberts was granted 1,000,000 additional Options on April 15, 2020 pursuant to the Stock Option Plan. In addition, under the Flotsam Agreement, it was agreed, as soon as at least 900,000 additional Options are available under the Stock Option Plan, to grant Mr. Roberts an additional 900,000 Options.

Under the terms of the Flotsam Agreement, at anytime within 60 days following a Change of Control of the Company, Flotsam or the Company may elect to terminate the Flotsam Agreement. Upon such termination, the Company is obliged to compensate Flotsam (i) a termination fee equal to 24 months of the Flotsam Base Fee, (ii) an amount equal to any incentive fee paid to Flotsam within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Flotsam under the Flotsam Agreement. The estimated incremental payments to Flotsam that would result from a Change of Control occurring as at December 31, 2020 would be $600,000.

Bruno Management Services Agreement

Denis Laviolette, President and Director, provides his management services to the Company through Bruno Management Services Corporation (“Bruno”). The Company entered into a management services agreement with Bruno dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Bruno to the Company (the “Bruno Agreement”). Pursuant to the terms and conditions of the Bruno Agreement, Bruno provides certain management consulting services to the Company and its subsidiaries as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company, (v) guidance and advice in connection with the communications with our shareholders and responding to shareholder inquiries and other mutually agreed services.

Bruno is paid a base fee rate of $17,500 per month (the “Bruno Base Fee”), subject to annual review by the Board. Bruno is also eligible for an incentive fee and the grant of Options as determined by the Board at its discretion.

Under the terms of the Bruno Agreement, at any time within 60 days following a Change of Control, Bruno or the Company may elect to terminate the Bruno Agreement. Upon such termination, the Company is obliged to compensate Bruno (i) a termination fee equal to 24 months of the Bruno Base Fee, (ii) an amount equal to any incentive fee paid to Bruno within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Bruno under the Bruno Agreement. The estimated incremental payments to Bruno that would result from a Change of Control occurring as at December 31, 2020 would be $420,000.

BM Strategic Management Services Agreement

Michael Kanevsky, Chief Financial Officer, provides his services to the Company through a third-party management services agreement with BM Strategic (the “BM Strategic Management Services Agreement”). Pursuant to the terms of the BM Strategic Management Services Agreement, BM Strategic provides all CFO services to the Company.

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Separation Event Benefits

The following table presents the estimated total change of control and termination benefits of its 2020 NEOs, assuming the separation event occurred on December 31, 2020.

	Separation Event
			Termination	Change of
		Termination	without Cause	Control
NEO	Resignation	with Cause	$	$
Collin Kettell Executive Chairman and Director	Nil	Nil	450,000	600,000
Craig A. Roberts CEO and Director	Nil	Nil	450,000	600,000
Denis Laviolette President and Director	Nil	Nil	315,000	420,000
Michael Kanevsky CFO	Nil	Nil	Nil	Nil
Greg Matheson COO	Nil	Nil	292,500	390,000

The Board determines Director and NEO compensation by the recommendation of the Compensation Committee on an annual basis. The Compensation Committee consists of three independent Directors and, with consultation from the CEO:

•	reviews and assesses the overall compensation strategy of the Company based on industry standards and characteristic needs and objectives of the Company, including consultation with independent experts;

•	sets compensation parameters;

•	assesses the CEO’s performance against pre-agreed objectives;

•	reviews performance assessments of other senior officers, new executive appointments, terminations, and employment agreements;

•	makes recommendations to the Board on salary changes, short-term and long-term incentive plans, or benefit plans; and

•	reviews and recommends disclosure pertaining to all the foregoing.

Compensation Philosophy and Objectives

The objective of the Company’s compensation program is to attract and continue to retain NEOs that have the necessary attributes, experience, skills, and competencies that represent the best fit for the Company and to ensure that the compensation for its NEOs is appropriate and aligned with shareholder interests. The Compensation Committee reviews director and NEO compensation on an annual basis.

The Company’s general philosophy is that compensation for non-executive Directors and NEOs should be a mix of cash (base salary and short-term incentive bonus) and equity (stock options) with short term incentive and stock option combined components being more heavily weighted than base salary.

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Compensation Elements

The compensation of the NEOs consists of three main components: base salary, short-term incentive compensation (discretionary annual cash bonuses), and long-term incentives, currently in the form of stock options. Each element of compensation is a subjective decision by the Board based on recommendations of the Compensation Committee. The following discussion describes the components of compensation and discusses how each component relates to the Company’s overall executive compensation objective.

The Company has not established at this time any pension plans or deferred compensation plans for directors and executive officers that provide for payments or benefits at, following, or in connection with retirement.

Base Salary

The base salary for each executive is established by the Board, on the recommendation of the Compensation Committee, based upon the position held by such executive, competitive market conditions, such executive’s related responsibilities, experience and the NEO’s skill base, the functions performed by such executive and the salary ranges for similar positions. Individual and corporate performance will also be taken into account in determining base salary levels for executives.

The 2020 base salaries for each NEO at December 31, 2020 were as follows:

2020 Base Salary
Name and Principal Position	$
Collin Kettell, Executive Chairman	300,000
Craig A. Roberts, Chief Executive Officer	300,000
Denis Laviolette, President	210,000
Michael Kanevsky, CFO	72,900
Greg Matheson, COO	195,000

Short-term Incentive

In determining to award performance bonuses, including the amounts thereof, the Board of Directors uses its discretion and takes into consideration the Company’s annual achievements, without assigning any quantifiable weight or factor in respect of any particular achievement or corporate milestone. Short-term incentive awards were granted to NEOs in 2020 based on the Compensation Committee’s assessment of the Company’s performance for the year and are disclosed in the “Table of Compensation Excluding Compensation Securities”, above.

Long-term Incentive

Long-term incentives for NEOs and directors take the form of stock options which are granted under the direction of the Compensation Committee in accordance with the Company’s shareholder approved stock option plan. The value of stock options granted to NEOs is determined on both qualitative and quantitative levels. Changes in executive positions or roles and ongoing contribution to the Company are factors which affect the decision-making process. Outstanding stock options and previous grants are reviewed by the Compensation Committee on an annual basis and again when considering new stock option grants. The terms of the stock option plan are also reviewed from time to time by the Compensation Committee and changes suggested are discussed with NEOs prior to approval by the Board, then regulatory and shareholder approval as necessary (see “Stock Option Plan and Other Incentive Plans” above).

While the Board considers amounts paid by other companies in similar industries at similar stages of development in determining compensation, no specifically selected peer group was identified in 2020.

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Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

The following table provides information regarding all compensation plans under which equity securities of the Company are authorized for issuance as at December 31, 2020:

	Number of	Weighted-	Number of
	securities to be	average exercise	securities
	issued upon	price of	remaining
	exercise of	outstanding	available for future
	outstanding	options,	issuance under
	options,	warrants, and	equity
	warrants, and	rights	compensation
Plan Category	rights	$	plans
Equity compensation plans approved by securityholders	5,685,667	1.57	8,669,070	(1)(2)
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	5,685,667	1.57	8,669,070

(1)	This number is 10% of the issued and outstanding shares of the Company, less the number of outstanding stock options.

(2) Pursuant to the terms of the RSU Plan, the maximum number of shares which may be reserved for issuance under the RSU Plan is the lesser of (i) 2,000,000 shares and (ii) in combination with the aggregate number of shares which may be issuable under any and all of the Company’s equity incentive plans in existence from time to time, 10% of the total number of issued and outstanding shares.

Stock Option Plan:

The following is a summary of the principal terms of the Stock Option Plan and the entire Stock Option Plan is included as Schedule “B”.

The Stock Option Plan (the “Plan”) pursuant to which the Board of Directors may grant stock options (the “Options”) to any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board of Directors may determine, exercisable to acquire Common Shares up to a maximum of 10% of the issued and outstanding Common Shares at the time of grant. Every Option granted has a term not exceeding 10 years after the date of grant.

As at August 13, 2021, there are 14,465,250 common shares reserved for issuance on the exercise of stock options, representing approximately 94% of the available Option Limit and 10% of the 153,652,528 currently outstanding common shares. Stock options that expire without being exercised are automatically available for the purpose of granting stock options under the Stock Option Plan.

At December 31, 2020, stock options totaling 14,182,500 common shares on exercise of the options had been granted under the Stock Option Plan, representing approximately 9.54% of the issued and outstanding common shares of the Company and representing approximately 95.4% of the available Option Limit. As at December 31, 2020, 9,630,000 total options had been granted to Directors and insiders of the Company, representing approximately 6.5% of the total outstanding shares.

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Audit Committee

Overview

The Company has formed an Audit Committee comprised of Douglas Hurst (Chair), Dr. Quinton Hennigh and Denis Laviolette, all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) . Mr. Hurst and Dr. Hennigh are considered “independent” and Mr. Laviolette, as President of the Company, is not considered “independent”, pursuant to NI 52-110.

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditors, at least annually, the integrity of the internal controls over financial reporting and disclosure; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

The full text of the Audit Committee Charter is attached as Schedule “C”.

Composition of the Audit Committee

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Relevant Education and Experience

Douglas Hurst

Mr. Hurst has over 30 years of experience in the mining and natural resource industries having acted as geologist, consultant, mining analyst, senior executive and board member. Mr. Hurst was previously a mining analyst with McDermid St. Lawrence Securities Ltd. and Sprott Securities Inc. and a contract analyst to Pacific International Securities Inc. and Octagon Capital Corporation. He was a founding executive of International Royalty Corporation, which was purchased by Royal Gold, Inc. for $700 million. Recently, Mr. Hurst was one of the founders of Newmarket Gold Inc., which was purchased for approximately $1 billion by Kirkland Lake Gold Ltd in November 2016. Mr. Hurst holds a Bachelor of Science in Geology from McMaster University (1986). Based on his experience, Mr. Hurst has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

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Dr. Quinton Hennigh

Dr. Quinton Hennigh is an economic geologist with more than 25 years of exploration experience with major gold mining firms. Dr. Hennigh has various experience with budgeting, economic assessments, and financial reporting through roles at various publicly traded companies. Dr. Hennigh is familiar with managing junior mining companies, including financing and compliance with reporting requirements. Based on his experience, Dr. Hennigh has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

Denis Laviolette

Mr. Laviolette is an intermediate level mining and exploration professional with approximately 10 years of experience in exploration, advanced mine operations, start-up mine management, QA/QC, grass roots exploration, financing and acquisitions, working in Northern Ontario (Timmins, Kirkland Lake and Red Lake), Norway and Ghana. Mr. Laviolette received his B.Sc., Earth Science (Geology) from Brock University, in St. Catharines, Ontario. He is currently employed as Vice President for Palisade Global Investments. His responsibilities at Palisade Global Investments include market/portfolio analysis, reviewing and vetting assets from a technical perspective and providing valuation estimates, analyzing, and summarizing technical reports on resources, feasibility and corporate financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-approval Policies and Procedures

The Audit Committee mandate requires that the Audit Committee pre-approve any retainer of the auditor of the Company to perform any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting.

External Auditor Service Fees (by Category)

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) were as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees(1)		Tax Fees(2)		All Other Fees(3)
December 31, 2020	$170,000		$42,800	$	Nil	$	Nil
December 31, 2019	$15,000	$	Nil	$	Nil	$	Nil

(1)	Fees charged for assurance and related services that are reasonably related to the performance of an audit, and not included under Audit Fees.

(2)	Fees charged for tax compliance, tax advice and tax planning services.

(3)	Fees for services other than disclosed in any other column.

On October 9, 2020, New Found appointed Deloitte LLP as the auditor of the Company. At the request of the Company, DNTW Toronto LLP resigned as the auditor of the Company. There were no reservations in DNTW Toronto LLP’s audit reports for the fiscal year ended December 31, 2019 and there are no reportable events, as such term is defined in National Instrument 51-102, between New Found and DNTW Toronto LLP. New Found filed the required reporting package in accordance with National Instrument 51-102 on October 14, 2020.

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On October 28, 2020, New Found appointed Crowe MacKay LLP as the auditor of the Company. At the request of the Company, Deloitte LLP resigned as the auditor of the Company. There were no reportable events, as such term is defined in National Instrument 51-102, between New Found and Deloitte LLP. New Found filed the required reporting package in accordance with National Instrument 51-102 on November 10, 2020.

Reliance on Certain Exemptions

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, pursuant to which the Company is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Interest of Informed Persons in Material Transactions

Except as disclosed in this Information Circular, to the knowledge of the Company, no director or executive officer, or person or company that beneficially owns, or controls and directs, directly or indirectly, more than 10 percent of the any class or series of the voting securities of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Information Circular that has materially affected or is reasonably expected to materially affect the Company.

Certain directors and/or executive officers have been granted stock options of the Company and have received consulting fees for services provided to New Found.

Except for material contracts entered into in the ordinary course of business, set out below are material contracts to which New Found are a party to or entered into for the fiscal period ended December 31, 2020 or the date of this Information Circular:

(1)	the Agency Agreement between New Found and Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Desjardins Securities Inc., dated July 31, 2020 (the “Agency Agreement”); and

(2)	the Stock Option Plan.

The Agency Agreement

The Company entered into the Agency Agreement on July 31, 2020 in connection with its initial public offering in Canada and listing on the TSXV. On August 11, 2020, New Found completed its initial public offering of an aggregate of 21,000,000 Common Shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, the Agents exercised their overallotment option in full to offer and sell an additional 3,150,000 Common Shares for gross proceeds of $4,095,000. New Found paid agents’ fees of $1,793,700 in cash and issued 1,379,768 agents’ warrants exercisable into Common Shares at $1.30 for 12 months from the date of issue in connection with the initial public offering.

The Stock Option Plan

See “Description of Capital Structure - Options” for a summary of the key terms of the Stock Option Plan.

Outside of the above, New Found is not aware of any material contracts of the Company that were entered into (a) within the last financial year and up to the date of this Information Circular, or (b) before the last financial year but still in effect, and that is required to be filed under Part 12 of NI 51-102 or that would be required to be filed under 51-102 but for the fact that it was previously filed.

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Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or an executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in the matters to be acted upon at the Meeting other than the election of directors or the approval of the Stock Option Plan.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com or on the Company’s website at http://www.newfoundgold.ca. Shareholders may contact the Company to request copies of financial statements and MD&A as follows:

By phone: 604-562-9664

By email: contact@newfoundgold.ca

Financial information as at December 31, 2020 is provided in the Company’s audited annual consolidated financial statements and MD&A for its most recently completed financial year, filed on SEDAR.

DATED August 13, 2021

“Craig A. Roberts”

Craig A. Roberts

Chief Executive Officer and Director

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Schedule “A” – Board Mandate

NEW FOUND GOLD CORP.

BOARD OF DIRECTORS MANDATE

1.       PURPOSE

The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of New Found Gold Corp. (the “Company”). The Board, directly and through its committees and the Chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.       DUTIES AND RESPONSIBILITIES

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

Strategic Plans

The Board will adopt a strategic plan for the Company. The Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

Business and Capital Plans

The Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

Monitoring

The Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

General

The Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

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Human Resource Management

General

At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to human resource management and recommendations for executive compensation.

Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director (if applicable), the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

General

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee concerning the Company’s approach to corporate governance.

Director Independence

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Nominating and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Nominating and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.

Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of this Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

Communications

Shareholders

The Company endeavors to keep its shareholders informed of its progress through quarterly interim reports, periodic press releases and investor presentations. Directors and management shall meet with the Company’s shareholders at the annual general meeting and shall be available to respond to questions at that time.

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3.       COMPOSITION

General

The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; quorum requirements; meeting procedures and notices of meetings shall comply with the requirements of the Business Corporations Act (British Columbia) (the “BCBCA”), the Securities Act (British Columbia) (the “Act”) and the articles of the Company, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Nominating and Corporate Governance Committee.

Chair of the Board

The Chair shall be an independent director unless the Board determines that it is in the best interest of the Company to have a non-independent Chair. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as may be amended from time to time. If the Chair is not independent, then the independent directors shall select a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

4.       COMMITTEES OF THE BOARD

The Board has established the following committees: the Compensation Committee, the Audit Committee, and the Nominating and Corporate Governance Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. Each mandate shall be reviewed by the Nominating and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

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5.       MEETINGS

The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company’s articles.

Secretary and Minutes

The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.

Directors’ Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committee

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

6.       MANAGEMENT

Position Descriptions for Directors

The Board will approve position descriptions for the Chair, the Lead Director (if applicable) and the chair of each Board committee. At least annually, the Board shall review such position descriptions.

Position Description for CEO

The Board will approve a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee reviewing this position description and such corporate goals and objectives.

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7.       DIRECTOR DEVELOPMENT AND EVALUATION

Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. The Board shall review the Company’s initial orientation program and continuing director development programs.

8.       NO RIGHTS CREATED

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s articles, it is not intended to establish any legally binding obligations.

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Schedule “B” – Stock Option Plan

NEW FOUND GOLD CORP.

STOCK OPTION PLAN

1.1       DEFINITIONS

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Administrator ” means the Board or such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

“Affiliate” means an affiliate of the Company within the meaning of Section 1.3 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time.

“Award Date” means, in respect of a particular Option, the date on which the Board grants the Option;

“Blackout Period” means an interval of time during which the Company has determined, in accordance with its insider -trading policy, that one or more Plan participants may not exercise an Option or sell Shares of the Company because they may be in possession of undisclosed material information pertaining to the Company, or when in anticipation of the release of quarterly or annual financials, to avoid potential conflicts associated with the Company’s insider-trading policy or applicable securities legislation, (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company or in respect of an Insider, that Insider, is subject);

“Board” means the board of directors of the Company;

“Company” means New Found Gold Corp. and any subsidiary thereof, as the context may require;

“Consultant” means any individual, corporation, incorporated association or organization, body corporate, partnership, trust, association, or any other entity other than an individual who:

(a)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any Affiliate of the Company other than services provided in relation to a “distribution” (as defined in the Securities Act (British Columbia));

(b)	provides the services under a written contract with the Company or any Affiliate of the Company;

(c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Affiliate of the Company; and

(d)	has a relationship with the Company or any Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company or is otherwise permitted by applicable securities laws or regulations to be granted Options as a Consultant or as an equivalent thereof.

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“Discounted Market Price” means the last closing price of the Shares before the date of the Option grant (less the applicable discount), unless in accordance with the policies of the Exchange, the Company issues a news release to fix the Exercise Price.

“Director” means a director, senior officer and Management Company Employees of the Company or a subsidiary of the Company;

“Employee” means (i) an individual considered an employee under the Income Tax Act, Canada (and for whom income tax, employment insurance and CPP deductions must be made at source); (ii) an individual who works full-time for the Company or any of its subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or (iii) an individual who works for the Company or any of its subsidiaries on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

“Exchange” means the TSX Venture Exchange or any other Canadian stock exchange on which the Shares are listed;

“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule “A” hereto, duly executed by the Option Holder;

“Exercise Period” means the period during which a particular Option may be exercised, being the period from and including the Award Date through to and including the Expiry Date;

“Exercise Price” means the price at which an Option may be exercised as determined in accordance with section 3.7;

“Expiry Date” means the date determined in accordance with section 3.3 and after which a particular Option cannot be exercised;

“Exchange Hold Period” has the meaning ascribed thereto in Policy 1.1 of the policy manual of the Exchange;

“Insider” means a Director, a director or senior officer of a company that is an Insider or subsidiary of the Company, or a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company;

“Investor Relations Activities” has the meaning ascribed thereto in the Exchange’s Corporate Finance Manual;

“Management Company Employee” means an individual employed by a company providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in Investor Relations Activities;

“Option” means an option to acquire Shares, awarded to a Director, Employee or Consultant pursuant to the Plan;

“Option Agreement” means the written agreement between the Company and an Option Holder giving effect to an award of Options;

“Option Holder” means a current or former Director, Employee or Consultant who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

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“Person” means any individual, partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, trust, trustee, executor, administrator, or other legal personal representatives, regulatory body or agency, government or governmental agency, authority or entity howsoever designated or constituted;

“Personal Representative” means (i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and (ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

“Plan” means this stock option plan, as it may be amended from time to time;

“Securities Act” means the Securities Act (British Columbia), as it may be amended from time to time;

“Share” or “Shares” means, as the case may be, one or more common shares in the capital of the Company; and

“subsidiary” has the meaning ascribed to that term in the Securities Act.

1.2       CHOICE OF LAW

The Plan is established under, and the provisions of the Plan shall be interpreted and construed solely in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.3       HEADINGS

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

1.4       AMENDED AND RESTATED

This Plan amends and restates in its entirety, as of June 17, 2020, the 2017 stock option plan of the Company, approved by the Company’s shareholders in January 2017 (the “Original Plan”) . Any reference to “Plan” or “Palisades Resource Corp. 2017 Stock Option Plan” in the Original Plan and any document delivered in connection therewith, or pursuant thereto, will mean this Plan, as amended and restated hereby.

ART ICLE II

PURPOSE AND PARTICIPATION

2.1       PURPOSE

The purpose of the Plan is to provide the Company with an equity-based mechanism to attract, retain and motivate Directors, Employees and Consultants, to reward them by the grant of Options under the Plan from time to time for their contributions toward the long term goals of the Company and to enable and encourage them to acquire Shares as long term investments.

This Plan amends and restates in its entirety, as of June 17, 2020, the 2017 stock option plan of the Company, approved by the Company’s shareholders in January 2017 (the “Original Plan”) . Any reference to “Plan” or “Palisades Resource Corp. 2017 Stock Option Plan” in the Original Plan and any document delivered in connection therewith, or pursuant thereto, will mean this Plan, as amended and restated hereby.

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2.2       PARTICIPATION

The Board shall, from time to time, in its sole discretion, determine those Directors, Employees and Consultants, if any, to whom Options are to be awarded and, subject to section 3.2 and 3.5, the number of Options so awarded. For greater certainty, it is the responsibility of the Company and the Option Holder to ensure and confirm that the Optionee is a bona fide Director, Employee or Consultant, as the case may be. In determining the number of Options to be awarded to participant under the Plan, the Board may take into account the following criteria:

(a)	the person’s remuneration as at the Award Date in relation to the total remuneration payable by the Company to all of its Employees and Consultants as at the Award Date;

(b)	the length of time that the person has provided services to the Company; and

(c)	the nature and quality of work performed by the person.

Options awarded to a Director, Employee or Consultant pursuant to the Plan may, at the request of such Director, Employee or Consultant, be granted to a corporation, incorporated association or organization, body corporate, partnership, trust, association or any other entity other than an individual that is wholly-owned by such Director, Employee or Consultant.

2.3       DOCUMENTATION

Upon first receiving an award of Options under the Plan, the Administrator shall provide a copy of the Plan to each Option Holder. Thereafter, a copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

Each Option awarded under the Plan shall be embodied in an Option Agreement which shall give effect to the provisions of the Plan.

2.4       PARTICIPATION VOLUNTARY

The participation of any Director, Employee or Consultant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring any rights or privileges, other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment, appointment or engagement to provide services, or constitute a commitment on the part of the Company to continued employment, appointment or engagement to provide services, and neither the Plan nor any grant of Options under the Plan shall be construed as granting an Option Holder a right to be retained as an Employee or a Consultant or a claim or right to any future grant of options under the Plan. Neither the Plan nor any action taken hereunder shall interfere with the right of the Company to terminate the employment, appointment or provision of services of such Option Holder at any time. The payment of any sum of money in cash in lieu of notice of termination of employment, appointment or provision of services shall not be considered as extending the period of employment, appointment or the provision of services for the purposes of the Plan.

ARTICLE III

TERMS AND CONDITIONS OF OPTIONS

3.1       BOARD TO ALLOT SHARES

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the exercise thereof.

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3.2          NUMBER OF SHARES

The maximum number of Shares issuable under the Plan shall not exceed 10% of the number of Shares issued and outstanding as of each Award Date. Notwithstanding the foregoing, the number of Shares underlying Options that have been cancelled, that have expired without being exercised in full, and that have been issued upon exercise of Options shall not reduce the number of Shares issuable under the Plan and shall again be available for issuance hereunder.

3.3          TERM OF OPTION

Subject to sections 3.4 and 3.6, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than the tenth anniversary of the Award Date of the Option.

3.4          EXTENSION OF OPTIONS EXPIRING DURING BLACKOUT PERIOD

Should the Expiry Date for an Option fall within a Blackout Period, or within nine (9) business days following the expiration of a Blackout Period, such Expiry Date shall be automatically extended without any further act or formality to that day which is the tenth (10th) business day after the end of the Blackout Period, such tenth business day to be considered the Expiry Date for such Option for all purposes under the Plan.

3.5          LIMITATIONS

The maximum number of Shares which may be issuable, at any time, to Insiders under the Plan, together with any other Share-based compensation arrangements of the Company, shall be 10% of the total number of Shares issued and outstanding. The maximum number of Shares which may be issued, within any one-year period, to Insiders under the Plan, together with any other Share-based compensation arrangements of the Company, shall be 10% of the total number of Shares issued and outstanding.

The total number of Options awarded to any one individual in any twelve month period shall not exceed 5% of the issued and outstanding Shares of the Company at the Award Date unless the Company has obtained disinterested shareholder approval as required by the Exchange).

The total number of Options awarded to any one Consultant of the Company in any twelve month period shall not exceed 2% of the issued and outstanding Shares of the Company at the Award Date unless consent is obtained from the Exchange.

The total number of Options awarded to all persons retained by the Company to provide Investor Relations Activities shall not exceed 2% of the issued and outstanding Shares of the Company, in any twelve month period, calculated at the Award Date unless consent is obtained from the Exchange. Options granted to persons retained to provide Investor Relations Activities will vest in stages over not less than 12 months with no more than one quarter of the options vesting in any 3 month period.

3.6          TERMINATION OF OPTION

An Option Holder may exercise an Option, in whole or in part, at any time and from time to time during the Exercise Period, provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix limits, vesting requirements or restrictions in respect of which an Option Holder may exercise part of any Option held by the Option Holder. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no further force and effect as of 5:00 p.m. (Vancouver time) on the Expiry Date. Unless otherwise determined by the Board (but subject to the ten-year limit set forth in section 3.3), the Expiry Date of an Option shall be the earlier of the date so fixed by the Board on the Award Date referred to in section 3.3 above, and the date established, if applicable, in subsections (a) and (b) below.

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(a)	Death. In the event that an Option Holder should die while he or she is still a Director, Employee or Consultant, as the case may be, the Expiry Date shall be 12 months from the date of death of the Option Holder.

(b)	Cessation of Service or Employment. In the event that an Option Holder ceases to be a Director, Employee or Consultant of the Company other than by reason of death, the Expiry Date of the Option shall be the 90th day following the date the Option Holder ceases to be a Director, Employee or Consultant (such date that the Option Holder ceases to be a Director, Employee or Consultant, the “Termination Date”), unless the Option Holder ceases to be such as a result of termination for cause, in which case the Expiry Date shall be the Termination Date.

For the purposes of this section 3.6, the date on which an Option Holder ceases to be a Director, Employee or Consultant, as the case may be, is deemed to be the date of resignation or notice of termination of the Option Holder’s service or employment, as the case may be. Furthermore, an unvested Option (or any portion thereof) which vests on or after the Termination Date (or date of death, if applicable) but prior to the Expiry Date, in the circumstances set forth in clauses (a) and (b) above, other than as a result of termination for cause, shall be exercisable by the Option Holder (or the Option Holder’s Personal Representative, in the event of the death of the Option Holder) until the Expiry Date. An unvested Option (or any portion thereof) held by an Option Holder who ceases to be a Director, Employee or Consultant, as the case may be, as a result of termination for cause, shall cease to vest and shall terminate and be of no further force and effect as at the Termination Date.

(c)	Ceasing to Perform Investor Relations Activities. Notwithstanding paragraph (b) immediately above, in the event that the Option Holder holds his or her Option as an Employee or Consultant retained by the Company to provide Investor Relations Activities, and such Option Holder ceases to be an Employee or Consultant of the Company other than by reason of death, the Expiry Date shall be the date such Option Holder ceases to be an Employee or Consultant of the Company.

For greater certainty, this section 3.6 shall still apply in the event of that the Option Holder dies or ceases to otherwise be a Director, Employee or Consultant, as the case may be.

3.7          EXERCISE PRICE

The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that, if the Shares are listed for trading on the Exchange, the Exercise Price shall not be less than Discounted Market Price (or, if the Shares are not listed for trading on the Exchange, then the permittable discounted market price on such other exchange or quotation system on which the Shares are then listed or quoted for trading) or such other price as may be required or permitted by the Exchange from time to time. If the Shares are listed on the Exchange and on one or more other exchanges, the Exercise Price must be calculated based upon the applicable closing price or average price of the Shares, as applicable, on the exchange on which the majority of the trading volume of the Shares occurs, subject to the policies of the Exchange.

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3.8          ASSIGNMENT OF OPTIONS

Options may not be assigned or transferred, provided however that the Personal Representatives of an Option Holder may, to the extent permitted by section 4.1, exercise the Option within the Exercise Period.

3.9	ADJUSTMENTS AND CHANGE OF CONTROL

(a)	If at any time while an Option remains unexercised with respect to any Shares underlying the Option, the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for (any of the foregoing events, a “Share Capital Event”), the Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Share Capital Event in the manner the Board in its sole discretion deems appropriate. No fractional shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Share Capital Event, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 100 Shares shall be issued upon the exercise of the Options unless such amount of Shares represents the balance left to be exercised under the Options.

(b)	If at any time when an Option remains unexercised with respect to any Shares underlying the Option:

(i)	the Company seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or

(ii)	a third party makes a bona fide formal offer or proposal to the Company or its shareholders which, if accepted, would constitute an Acceleration Event;

the Company shall notify the Option Holder in writing of such transaction, offer or proposal as soon as practicable and: (i) the Board may permit the Option Holder to exercise the Option, as to all or any of the Shares in respect of which such Option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the Expiry Date of the Option), so that the Option Holder may participate in such transaction, offer or proposal; and (ii) the Board may require the acceleration of the time for the exercise of the Option and of the time for the fulfilment of any conditions or restrictions on such exercise. Any proposed acceleration of vesting provisions is subject to the policies and necessary approvals of the Exchange, if applicable.

For the purposes of this Plan an Acceleration Event means:

(i)	the acquisition by any person or any persons acting jointly or in concert, directly or indirectly, of beneficial ownership of more than 50% of the outstanding voting securities of the Company, by means of a take-over bid or otherwise;

(ii)	any plan of arrangement, amalgamation, consolidation, merger or other business combination of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company would be converted into cash, securities or other property, other than a merger of the Company in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(iii)	any sale, lease exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company;

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(iv)	the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company; or

(v)	any other transaction that is deemed to be an “Acceleration Event” for the purposes of this Plan by the Board in its sole discretion.

(c)	Notwithstanding any other provision of this Plan or the terms of any Option, if at any time when an Option remains unexercised with respect to any Shares underlying the Option the Corporation completes any transaction which constitutes an Acceleration Event, all outstanding unvested Options shall automatically vest.

3.10	EXERCISE RESTRICTIONS

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded in the applicable Option Agreement.

ARTICLE IV

EXERCISE OF OPTION

4.1          EXERCISE OF OPTION

An Option may be exercised only by the Option Holder or Personal Representative. An Option Holder or Personal Representative may exercise an Option in whole or in part, subject to any applicable exercise restrictions, at any time or from time to time during the Exercise Period up to 5:00 p.m. (Vancouver time) on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Agreement and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2          ISSUE OF SHARE CERTIFICATES

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

4.3          CONDITION OF ISSUE

The issue of Shares by the Company pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company any information, report and/or undertakings required to comply with and to fully cooperate with the Company in complying with such laws, rules and regulations. The Company shall not be required to issue any Shares to an Option Holder pursuant to the exercise of Options if such issuance would violate the securities laws of any applicable jurisdiction.

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ARTICLE V

ADMINISTRATION

5.1          ADMINISTRATION

The Plan shall be administered by the Board, or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the Plan. The Board or such committee may make, amend and repeal at any time and from time to time such regulations not inconsistent with this Plan as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations shall form part of this Plan. The Board may delegate to the Administrator or any Director, Employee or officer of the Company such administrative duties and powers as it may see fit.

5.2          Withholding Taxes

Subject to the policies of the Exchange, notwithstanding anything else in this Plan, the Company may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority whatsoever to withhold in connection with the exercise of an Option including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Option Holder has paid the Company for any amount which the Company is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under the Plan which provide for the sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

5.3          INTERPRETATION

The interpretation by the Board or its authorized committee of any of the provisions of this Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE VI

AMENDMENT AND TERMINATION

6.1	AMENDMENT

(a)	Subject to paragraphs (b) and (c) and any applicable regulatory approval, the Board may from time to time amend this Plan and the terms and conditions of any Option previously awarded or thereafter to be awarded and, without limiting the generality of the foregoing, may make such amendments for the purpose of complying with any changes in any relevant law, Exchange policy, rule or regulation applicable to this Plan, any Option or the Shares, or for any other purpose which the Board may deem desirable or necessary and may be permitted by all relevant laws, rules and regulations, provided always that any such amendment shall not materially impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

(b)	Notwithstanding any provisions to the contrary, the Board may only amend the provisions of this Plan relating to the following if the Board obtains the approval of the Shareholders of the Company in respect thereof:

(i)	persons eligible to be granted Options under this Plan;

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(ii)	the maximum number or percentage of Shares reserved for issuance upon exercise of Options available under this Plan;

(iii)	the limitations on grants of Options to any one person, Insiders, Consultants, or persons involved in Investor Relations Activities;

(iv)	the method for determining the Exercise Price for Options;

(v)	the maximum term of Options;

(vi)	the expiry and termination provisions applicable to Options; or

(vii)	any amendment to this section 6.1.

(c)	Disinterested shareholders of the Company must approve any amendment to Options held by an Insider at the time of the amendment that would have the effect of decreasing the Exercise Price of such Options.

6.2          SHAREHOLDER APPROVAL

This Plan must be approved by the Company’s shareholders annually, at a duly called meeting of the shareholders.

6.3          Exchange Hold Period’s and Resale Restrictions

If required by the policies of the Exchange, the certificate representing the Options and any certificate representing Shares issued upon the exercise of such Options (if exercised prior to the expiry of the Exchange Hold Period) will bear the following Exchange Hold Period legend:

“Without prior written approval of TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date that is four months and a day after the distribution date].”

6.4          TERMINATION

The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, the Company, such Options and such Option Holders shall continue to be governed by the provisions of this Plan.

6.5          AGREEMENT

The Company and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of this Plan.

6.6          EFFECTIVE DATE

Subject to receipt of all applicable regulatory approvals, this Plan becomes effective on the date of its approval by the shareholders of the Company.

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Schedule “C” – Audit Committee Mandate

NEW FOUND GOLD CORP.

AUDIT COMMITTEE CHARTER

1.            ROLE AND OBJECTIVE

The Audit Committee (the “Committee”) is appointed by and reports to the Board of Directors (the “Board”) of New Found Gold Corp. (the “Corporation”). The Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation.

The Committee and its membership shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory and listing requirements, including, without limitation, those of any stock exchange on which the Corporation’s shares are listed, the Business Corporations Act (British Columbia) (the “Act”), and all applicable securities regulatory authorities.

2.            COMPOSITION

•	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time.

•	At least two members of the Committee shall be “independent” and each Committee member shall be financially literate (as such terms are defined under applicable securities laws and exchange requirements for audit committee purposes). Each member of the Committee shall be able to read and understand the Corporation’s financial statements, including the Corporation’s statement of financial position, income statement and cash flow statement and any other applicable statements or notes to the financial statements.

•	Members of the Committee shall be appointed at a meeting of the Board, typically held following the annual shareholders’ meeting. Each member shall serve until his/her successor is appointed unless he/she shall resign or be removed by the Board or he/she shall otherwise cease to be a director of the Corporation. Any member may be removed or replaced at any time by the Board.

•	Where a vacancy occurs at any time in the membership of the Committee, it may be filled by a vote of a majority of the Board.

•	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be an independent director (as described above).

•	If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

•	The Chair of the Committee presiding at any meeting shall not have a casting vote.

•	The Committee shall appoint a secretary (the “Secretary”) who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee. This role is normally filled by the Secretary of the Corporation.

3.            MEETINGS

•	The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements, provided that meetings of the Committee shall be convened whenever requested by the auditor that is appointed by the shareholders (the “Independent Auditor”) or any member of the Committee in accordance with the Act.

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•	Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by e-mail to each member of the Committee, when possible at least 48 hours prior to the time fixed for such meeting.

•	A member may in any manner waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

•	Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

•	A majority of Committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

•	If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

•	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains on the Committee.

•	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made at a meeting duly called and held.

•	The CEO and CFO are expected to be available to attend meetings when requested, but a portion of every meeting will be reserved for in camera discussion without the CEO or CFO, or any other member of management, being present.

•	The Committee may by specific invitation have other resource persons in attendance such officers, directors and employees of the Corporation and its subsidiaries, and other persons, including the Independent Auditor, as it may see fit, from time to time, to attend at meetings of the Committee.

•	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

•	The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

•	Minutes of Committee meetings shall be sent to all Committee members.

•	The Chair of the Committee shall report periodically the Committee’s findings and recommendations to the Board.

4.            RESOURCES AND AUTHORITY

•	The Committee shall have access to such officers and employees of the Corporation and its subsidiaries and to such information with respect to the Corporation and its subsidiaries as it considers being necessary or advisable in order to perform its duties and responsibilities.

•	The Committee shall have the authority to engage and obtain advice and assistance from internal or external legal, accounting or other advisors and resources, as it deems advisable, at the expense of the Corporation.

•	The Committee shall have the authority to communicate directly with the Independent Auditor.

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5.            RESPONSIBILITIES

A.           Chair

To carry out its oversight responsibilities, the Chair of the Committee shall undertake the following:

•	provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

•	chair meetings of the Committee, unless not present (including in camera sessions), and report to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

•	ensure that the Committee meets on a regular basis and at least four times per year;

•	in consultation with the Committee members, establish a calendar for holding meetings of the Committee;

•	ensure that Committee materials are available to any director on request;

•	report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole;

•	foster ethical and responsible decision making by the Committee and its individual members;

•	encourage Committee members to ask questions and express viewpoints during meetings;

•	together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the Committee from time to time;

•	ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently

•	attend each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair; and

•	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

B.           The Committee

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditor as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee is hereby delegated the duties and powers specified in Section 225 of the Act and, without limiting these duties and powers, the Committee will carry out the following responsibilities:

Financial Accounting and Reporting Process and Internal Controls

•	review the annual audited financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the interim financial statements prior to their being filed with the appropriate regulatory authorities. The Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditor as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

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•	assess the integrity of internal controls and financial reporting procedures and ensure implementation of appropriate controls and procedures.

•	review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, and press releases and any other public disclosure documents containing financial disclosure before the Corporation publicly discloses this information.

•	be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of these procedures.

•	meet no less frequently than annually with the Independent Auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee deems appropriate.

•	inquire of management and the Independent Auditor about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

•	review the post-audit or management letter containing the recommendations of the Independent Auditor and management’s response and subsequent follow-up to any identified weaknesses.

•	oversee the Corporation’s plans to adopt changes to accounting standards and related disclosure obligations.

•	in consultation with the Corporate Governance and Nominating Committee, ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting and overseeing a corporate code of ethics for senior financial personnel.

•	establish procedures for:

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

•	provide oversight to related party transactions entered into by the Corporation.

Independent Auditor

•	recommend to the Board for approval by shareholders, the selection, appointment and compensation of the Independent Auditor;

•	be directly responsible for oversight of the Independent Auditor and the Independent Auditor shall report directly to the Committee.

•	with reference to the procedures outlined separately in “Procedures for Approval of Non-Audit Services” (attached hereto as Appendix `A’), pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditor.

•	review the Independent Auditor’s audit plan, including scope, procedures, timing and staffing of the audit.

•	review the results of the annual audit with the Independent Auditor, including matters related to the conduct of the audit, and receive and review the auditor’s interim review reports.

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•	review fees paid by the Corporation to the Independent Auditor and other professionals in respect of audit and non-audit services on an annual basis.

Other Responsibilities

•	perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate;

•	institute and oversee special investigations, as needed; and

•	review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

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Appendix A

Policy for Approval of Non Audit Services

1.	In the event that New Found Gold Corp. (the “Corporation”) or a subsidiary of the Corporation wishes to retain the services of the Corporation’s Independent Auditor for services other than the annual audit (e.g. tax compliance, tax advice or tax planning, to meet the requirements of a regulatory filing or due diligence, to receive advice on various matters, etc.), the Chief Financial Officer of the Corporation shall consult with the Audit Committee of the Board of Directors (the “Committee”), who shall have the authority to approve or disapprove such non-audit services. The Chair of the Committee has the authority to approve or disapprove such non-audit services on behalf of the Committee, and shall advise Committee of such pre-approvals no later than the time of the next meeting of the Committee following such pre-approval having been given.

2.	The Committee, or the Chair of the Committee, as appropriate, shall confer with the Independent Auditor regarding the nature of the services to be provided and shall not approve any services that would be considered to impair the independence of the Independent Auditor. For greater clarity, the following is a non-exhaustive list of the categories of non-audit services that would be considered to impair the independence of the Independent Auditor:

(a)	bookkeeping or other services related to or requiring management decisions in connection with the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee any services pre-approved since the last report, at each meeting and no less frequently than on a quarterly basis.

4.	In accordance with the requirements set forth under the “Exemption for minimal non-audit services” provided by Section 2.3(4) of National Instrument 52-110 — Audit Committees, whereby the Independent Auditor has commenced a service and:

(a)	the Corporation or the subsidiary entity of the Corporation, as the case may be, and the Independent Auditor did not recognize the services as non-audit services at the time of the engagement;

(b)	once recognized as non-audit services, the services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit; and

(c)	the aggregate fees for the non-audit services not previously approved are immaterial in comparison to the aggregate fees paid by the Corporation to the Corporation’s Independent Auditor during the financial year in which the services are provided, such services shall be exempted from the requirements for pre-approval of non-audit services set out in this Policy.

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